September 24, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	NewGenIvf Group Limited (CIK: 0001981662)
Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-298442) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time, September 28, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appear to be reasonable to secure adequate distribution.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Robert Eide
Name:Robert Eide
Title: Chief Executive Officer